UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 2, 2005

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 2, 2005

Print the name and title of the signing officer under his signature br>
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Amarc Resources Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.amarcresources.com

AMARC REPORTS ON RECENT DRILLING

December 2, 2005, Vancouver, BC - Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) reports on the progress of Amarc's recent drilling programs on early-stage properties in British Columbia.

The Chica and Chona properties are located approximately 80 kilometres north-northwest of Fort St. James in an area underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. During the 2005 exploration season, Amarc performed detailed geophysical and geochemical surveys on the property, and selected drill targets, focussing on anomalies characteristic of porphyry gold-copper deposits. The Company completed 960 metres of drilling in nine holes in October 2005. No significant results were obtained by the drilling.
Initial drilling of the Natlan gold target in the Hazelton area also did not provide results that warrant further work.

The Max property is located 65 kilometres northeast of Kamloops and hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals in an area underlain by rocks of the Paleozoic Eagle Bay Assemblage. The Eagle Bay Assemblage comprises metamorphosed volcanic and sedimentary rocks and is known to host the nearby Samatosum and Rea precious and base metals rich deposits.

Amarc drilled holes MX5-1 to MX5-13 in January and February 2005 on the Max property with encouraging results. The work was followed up in September and October 2005 by 990 metres of drilling in three holes, MX5-14 to MX5-16, to test for the faulted extension to the Max massive sulphide horizon. The results of all of the holes are presented in the appended table. As shown, the recent drill holes did not encounter significant mineralization. The Company plans to terminate its option agreement on the Max property.

Amarc's Corporate Co-ordinator, David Yeager, P.Geo., a qualified person, has reviewed this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

MAX ASSAY TABLE

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Surface		0.0	3.5	3.5	0.45	319	0.13	0.68	0.82
Surface	Incl.	0.0	1.2	1.2	0.91	542	0.29	1.02	1.72
MX5-01		109.5	110.2	0.7	0.04	82	0.10	1.46	3.42
MX5-02		60.6	61.8	1.2	0.17	121	0.43	0.99	1.62
MX5-02		104.1	107.9	3.8	0.04	57	0.72	0.89	3.34
MX5-03		61.0	68.2	7.2	2.70	459	1.27	5.95	9.17
MX5-03	Incl.	62.3	63.7	1.4	3.03	272	1.14	1.14	4.55
MX5-03	Incl.	67.4	68.2	0.8	3.84	756	1.07	15.70	22.60
MX5-04		80.1	89.2	9.1	1.05	285	0.41	1.11	2.23
MX5-04	Incl.	80.1	83.5	3.4	2.31	639	0.74	1.62	2.88
MX5-04		144.8	146.0	1.2	0.68	309	0.25	1.38	2.68
MX5-05		109.5	118.5	9.0	1.71	252	0.27	1.05	1.37
MX5-05	Incl.	111.0	114.5	3.5	2.44	508	0.31	0.98	1.15
MX5-05		168.9	170.4	1.5	0.36	232	0.16	0.67	1.26
MX5-05		184.8	186.1	1.3	1.72	324	0.51	1.28	2.31
MX5-05		195.0	198.9	3.9	0.36	193	0.18	1.11	2.33
MX5-05	Incl.	195.9	197.6	1.7	0.25	204	0.19	1.85	3.85
MX5-06		132.8	136.5	3.7	0.41	208	0.23	1.50	1.82
MX5-06	Incl.	135.8	136.5	0.7	0.93	834	0.89	2.55	4.95
MX5-06		256.4	262.1	5.7	1.37	208	0.22	0.70	1.34
MX5-06	Incl.	257.3	258.3	1.0	3.13	115	0.23	1.08	2.28
MX5-07		57.1	62.6	5.5	0.76	174	0.35	2.14	3.27
MX5-07	Incl.	61.2	62.6	1.4	0.39	299	0.65	6.67	9.84
MX5-07		113.0	118.5	5.5	0.31	220	0.17	0.55	1.12
MX5-07	Incl.	117.5	118.5	1.0	0.30	360	0.27	0.82	1.25
MX5-08		85.1	103.4	18.3	0.64	163	0.13	0.65	1.44
MX5-08	Incl.	93.9	98.8	4.9	0.92	255	0.20	0.84	1.99
MX5-08		147.8	148.8	1.0	0.54	230	0.19	0.53	1.11
MX5-08		153.6	154.7	1.1	0.54	145	0.14	0.64	1.12
MX5-08		156.0	163.6	7.6	0.34	287	0.26	1.17	1.93
MX5-08	Incl.	161.3	163.6	2.3	0.30	290	0.38	2.19	3.27
MX5-09		97.3	99.2	1.9	0.64	176	0.27	0.62	0.83
MX5-10		124.6	126.2	1.6	0.39	241	0.13	0.35	0.69
MX5-10		129.3	130.8	1.5	0.69	90	0.26	0.75	1.28
MX5-11		63.8	69.6	5.8	0.09	26	0.04	0.26	1.20
MX5-12		94.4	96.0	1.6	0.11	17	0.07	0.63	1.65
MX5-13		163.8	165.7	1.9	0.27	98	0.18	0.99	1.86
MX5-14	No significant intersection
MX5-15		222.0	225.0	3.0	0.02	1.8	0.02	0.17	0.35
MX5-16		298.2	301.5	3.3	0.04	9.6	0.07	0.48	0.56
MX5-16		321.4	322.3	0.9	0.42	87.5	0.13	0.72	1.38
MX5-16		351.1	354.0	2.9	0.08	13.5	0.02	0.09	0.18
MX5-16		372.0	375.0	3.0	0.09	6.9	0.01	0.06	0.12
MX5-16		378.0	381.0	3.0	0.01	1.7	0.005	0.11	0.25
MX5-16		393.0	399.0	6.0	0.01	2.7	0.02	0.09	0.16